Exhibit 21

LIST OF SUBSIDIARIES

The following entities are subsidiaries of BancPlus Corporation.

Name of Subsidiary(1)	State of Incorporation or Organization
BankPlus(2)	Mississippi
Oakhurst Development, Inc.(2)	Mississippi
BancPlus Statutory Trust II(3)	Delaware
BancPlus Statutory Trust III(3)	Delaware
BankPlus Insurance Agency, Inc.(4)	Mississippi
BancPlus Wealth Management, LLC(4)	Mississippi

(1)	Unless otherwise noted, each subsidiary only does business under its legal name as set forth under the heading “Name of Subsidiary.”
(2)	Each of BankPlus and Oakhurst Development, Inc. is a wholly-owned subsidiary of BancPlus Corporation.
(3)

Each of BancPlus Statutory Trust II and BancPlus Statutory Trust III is a statutory business trust formed to facilitate the issuance of trust preferred securities, the common securities of which are held by BancPlus Corporation.